SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                   SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 1)

                             XLCONNECT SOLUTIONS, INC.
                                 (Name of Issuer)


                                   Common Stock
                          (Title of Class of Securities)


                                    983946 10 4
                                  (CUSIP Number)



Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 983946 10 4                13G                        PAGE 2 OF 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INTELLIGENT ELECTRONICS, INC.
          23-2208404

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                        (a)  _XX_
                                        (b)  ____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

          13,347,500 **

     6.   SHARED VOTING POWER

          -0-

     7.   SOLE DISPOSITIVE POWER

     	    13,347,500 **

     8.   SHARED DISPOSITIVE POWER

          -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,347,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          80%

12.  TYPE OF REPORTING PERSON*

          CO


** Shares are held of record by an indirect wholly-owned subsidiary.

CUSIP NO. 983946 10 4                13G                        PAGE 3 OF 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE FUTURE NOW, INC.
          31-1252959

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                        (a)  _XX_
                                        (b)  ____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

          13,347,500 **

     6.   SHARED VOTING POWER

          -0-

     7.   SOLE DISPOSITIVE POWER

     	    13,347,500 **

     8.   SHARED DISPOSITIVE POWER

          -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,347,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          80%

12.  TYPE OF REPORTING PERSON*

          CO


** Shares are held of record by a wholly-owned subsidiary.

CUSIP NO. 983946 10 4                13G                        PAGE 4 OF 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          XLSOURCE, INC.
          71-0727955

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                        (a)  _XX_
                                        (b)  ____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

          13,347,500

     6.   SHARED VOTING POWER

          -0-

     7.   SOLE DISPOSITIVE POWER

     	    13,347,500

     8.   SHARED DISPOSITIVE POWER

          -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,347,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          80%

12.  TYPE OF REPORTING PERSON*

          CO

CUSIP NO. 983946 10 4                13G                        PAGE 5 OF 8

Item 1.

(a)   Name of Issuer:   XLCONNECT SOLUTIONS, INC.

(b)  Address of Issuer's Principal Executive Offices:
     411 Eagleview Blvd., Exton, PA  19341


Item 2.

(a)  Name of Person Filing:    Intelligent Electronics, Inc. ("IE") is
     filing this statement on behalf of itself, The Future Now, Inc. ("TFN") and XLSource, Inc. ("XLS"). XLSource, Inc. is a wholly-owned subsidiary of The Future Now, Inc., which is a wholly-owned subsidiary of Intelligent Electronics, Inc.

(b)  Address of Principal Business Office or, if none, Residence:
     Each of IE, TFN and XLS's principal place of business is located at 411 Eagleview Blvd., Exton, PA 19341

(c)  Citizenship:   IE is a Pennsylvania corporation
                    TFN is an Ohio corporation
                    XLS is an Arkansas corporation

(d)  Title of Class of Securities:   Common Stock

(e)  CUSIP Number:    983946 10 4


Item 3. If this statement is filed pursuant to 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)   Broker or Dealer registered under Section 15 of the Act
(b)   Bank as defined in section 3(a)(6) of the Act
(c)   Insurance Company as defined in section 3(a)(19) of the act
(d)   Investment Company registered under section 8 of the Investment
      Company Act
(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
(g) Parent Holding Company, in accordance with Section 240.13d-(b)(ii)(G) (Note: See Item 7)
(h)   Group, in accordance with Section 240.13d(b)(1)(ii)(H)

          		N/A


Item 4.  Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

CUSIP NO. 983946 10 4                13G                        PAGE 6 OF 8

(a)   Amount Beneficially Owned:   13,347,500

(b)   Percent of Class      80%

(c)   Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote     13,347,500
    (ii) shared power to vote or to direct the vote     -0-
   (iii) sole power to dispose or to direct the disposition of   13,347,500
    (iv) shared power to dispose or to direct the disposition of   -0-


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following ____.

          N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

If any person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and , if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(d)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     These shares are owned directly by XLSource, Inc., a wholly-owned subsidiary of The Future Now, Inc., which is a wholly-owned subsidiary of Intelligent Electronics, Inc.


Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

           See attached Exhibit "A"

CUSIP NO. 983946 10 4                13G                        PAGE 7 OF 8


Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            N/A


Item 10.   Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                INTELLIGENT ELECTRONICS, INC.


                                /s/ Eugene E. Marinelli, Jr.
                                --------------------------------------
                                Name:    Eugene E. Marinelli, Jr.
                                Title:   Chief Financial Officer
                                Date:    February 12, 1998


                                THE FUTURE NOW, INC.


                                /s/ Eugene E. Marinelli, Jr.
                                --------------------------------------
                                Name:    Eugene E. Marinelli, Jr.
                                Title:   Vice President
                                Date:    February 12, 1998


                                XLSOURCE, INC.


                                /s/ Eugene E. Marinelli, Jr.
                                --------------------------------------
                                Name:    Eugene E. Marinelli, Jr.
                                Title:   Vice President
                                Date:    February 12, 1998

CUSIP NO. 983946 10 4                13G                        PAGE 8 OF 8


                                 EXHIBIT "A"


     Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that the

Schedule 13G to which this Exhibit is attached is being filed on behalf of each of them.


                                INTELLIGENT ELECTRONICS, INC.


                                /s/ Eugene E. Marinelli, Jr.
                                --------------------------------------
                                Name:    Eugene E. Marinelli, Jr.
                                Title:   Chief Financial Officer
                                Date:    February 12, 1998


                                THE FUTURE NOW, INC.


                                /s/ Eugene E. Marinelli, Jr.
                                --------------------------------------
                                Name:    Eugene E. Marinelli, Jr.
                                Title:   Vice President
                                Date:    February 12, 1998


                                XLSOURCE, INC.


                                /s/ Eugene E. Marinelli, Jr.
                                --------------------------------------
                                Name:    Eugene E. Marinelli, Jr.
                                Title:   Vice President
                                Date:    February 12, 1998